

07007184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
NOV 06 2007
WASH, D.C.
182
SECTION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THIEME SECURITIES INC
N/K/A Longview Financial Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 LEXINGTON AV
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd, (Address) Woodbury (City) New York (State) 11797 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HEIKO THIEME, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THIEME SECURITIES, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



ZAKIR SYED
Notary Public, State of New York
No. 01SY6160392
Qualified in New York County
Commission Expires Feb. 05, 2011

11/2/07

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Marks Paneth & Shron LLP

Certified Public Accountants and Consultants


SEC MAIL PROCESSING
RECEIVED
NOV 06 2007
WASH. D.C.
182
SECTION

INDEPENDENT AUDITORS' REPORT

Thieme Securities, Inc.
New York, New York

We have audited the accompanying Statement of Financial Condition of Thieme Securities, Inc., (An S Corporation) as of December 31, 2006, and the related Statements of Loss, Changes in Stockholder's Equity (Deficit) and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Thieme Securities, Inc. as of December 31, 2006, and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of computation of net capital, computation for determination of reserve requirements and information relating to possession or control requirement are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

Woodbury, NY
November 2, 2007

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



Associated worldwide with JHI

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Financial Condition
Restated

December 31, 2006

ASSETS	
Cash	$ 292
Prepaid corporate tax	2,715
Due from clearing broker	4,052
Clearing deposit	107,974
TOTAL ASSETS	$ 115,033
LIABILITIES	
Accounts payable and accrued expenses	$ 46,503
Notes payable	6,844
Due to officer	44,449
	97,796
Subordinate stockholder debt	100,000
TOTAL LIABILITIES	197,796
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value, 10,000 shares authorized, issued and outstanding	1,000
Additional paid-in-capital	333,651
Retained earnings (deficit)	(417,414)
TOTAL STOCKHOLDER'S EQUITY (DEFICIT)	(82,763)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 115,033

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Loss
Restated

For the Year Ended December 31, 2006

REVENUES	
Commission and fee income	$ 60,644
Dividend income	3,101
Interest income	1,465
Total Revenues	65,210
EXPENSES	
Professional fees	9,626
Office supplies and expense	24,960
Salaries	16,000
Quotation services	15,155
Travel and entertainment	2,919
Rent expense	11,712
Commissions and trader fees	2,849
Clearing execution and exchange charges	2,331
Interest expense	794
Total Expenses	86,346
Loss Before Provision for Corporate Income Taxes	(21,136)
Provision for Corporate Income Taxes	172
Net Loss	$ (21,308)

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Changes in Stockholder's Equity (Deficit)
Restated

For the Year Ended December 31, 2006

	Common Stock		Additional Paid-In-Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance – January 1, 2006	10,000	$ 1,000	$ 307,651	$ 726,926	$1,035,577
Capital Contribution			26,000		26,000
Net Loss	-	-	-	(21,308)	(21,308)
Sub S distribution	-	-	-	(1,123,032)	(1,123,032)
Balance – December 31, 2006	10,000	$ 1,000	$ 333,651	$ (417,414)	$ (82,763)

The accompanying notes to financial statements are an integral part hereof.

Thieme Securities, Inc
(An S Corporation)

Statement of Changes in Subordinated Borrowings

For the Year Ended December 31, 2006

Subordinated borrowings at January 1, 2006	$ 100,000
Increases/(Decreases):	
Issuance of subordinated notes	-
Subordinated borrowings at December 31, 2006	$ 100,000

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Cash Flows
Restated

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (21,308)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Expenses incurred by officer recorded as due to officer	44,449
Decrease in prepaid expenses	(2,715)
Increase in due from clearing broker	22,041
Decrease in clearing deposit	(4,173)
Increase in due from affiliate	(43,301)
Increase in accounts payable and accrued expenses	(34,726)
Decrease in corporate payable	(3,987)
Net cash used in operating activities	(43,720)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	26,000
Note payable borrowed	11,250
Note payable payments	(4,406)
Net cash provided by financing activities	32,844
NET DECREASE IN CASH	(10,876)
CASH - January 1, 2006	11,168
CASH - December 31, 2006	$ 292
SUPPLEMENTARY INFORMATION:	
Income taxes paid	$ 6,875
Interest paid	$ 794
Noncash Transaction – Affiliate receivables distributed to shareholder	$ 1,123,032

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Thieme Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Associations of Securities Dealers (NASD). It clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company is also engaged in conducting private securities offerings for issues of corporate securities on a best efforts basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company earned all of its commission and fee income in the year ended December 31, 2006 from mutual funds that are managed by the Company's sole stockholder.

The Company pays an allocation of certain common office and administrative expenses to a corporation related by common ownership. Total expenses allocated to the Company during 2006 were $34,450.

No interest was charged on this balance.

NOTE 3: SHORT TERM DEBT

Short term debt at December 31, 2006, consisted of the following:

The Company is obligated on a note payable to NASD. The loan requires payment of $520 each month, which includes interest at 10.25% of the principal balance. The loan matures on February 23, 2008.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 4: PROVISION FOR CORPORATE INCOME TAXES

The Company elected to be treated as a Subchapter S Corporation for Federal and New York State purposes effective January 1, 1997. Therefore no provision has been made for Federal purposes, but a provision has been made for New York State and New York City income taxes as follows:

New York State Corporate Taxes	$ 100
New York City General Corporate taxes	72
	$ 172

NOTE 5: NET CAPITAL REQUIREMENTS (RESTATED)

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the ratio was 5.673 to 1. At December 31, 2006, the Company's net capital of $17,237 was $12,237 more than its required net capital.

Net capital has been restated from the originally reported amount of $61,687 to $17,237.

NOTE 6: SUBORDINATED BORROWINGS

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. If the Company can not repay such borrowings it would cause the company to not be in compliance with the net capital requirement.

NOTE 7: SUBSEQUENT EVENTS

The Company anticipates that the business will be sold to an unrelated party in 2007. The Company has engaged in dialogue in an effort to further restructure and to propose a plan to liquidate its assets. As of the balance sheet date, negotiations are ongoing.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 7: SUBSEQUENT EVENTS (continued)

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or the amounts from the classification of liabilities that might be necessary in the event the business terminates or is sold to an unrelated party.

NOTE 8: RESTATEMENT

The financial statements have been restated to correct for $26,000 of professional fees and $10,536 of travel and entertainment expenses that should have been charged to affiliated entities. The effect of this restatement was to decrease stockholder's deficit to $82,763 from the $119,298 originally reported and to decrease net loss to $21,308 from $57,843 as originally reported. The statement of cash flows was also restated to reflect the distribution of $1,123,032 receivables from affiliates to the shareholder as a non-cash transaction.

THIEME SECURITIES, INC.
(An S Corporation)

Restated

Schedule of Computation of Net Capital

December 31, 2006

Total stockholder's equity (deficit)	$ (82,763)
Additions:	
Subordinate stockholder debt	100,000
Net Capital	$ 17,237
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 46,502
Note payable	6,844
Due to officer	44,449
Total Indebtedness	$ 97,795
Ratio of Indebtedness to Net Capital	5.673 to 1
Minimum Capital Required	$ 5,000
Excess of Net Capital Over Minimum Requirement	$ 12,237
Net Capital Per Computation Included in the Company's Unaudited FOCUS Report, Part IIA, filing at December 31, 2006	$ 22,518
Adjustment for change in:	
Receivables and prepaids	4,319
Payables	(9,600)
Net Capital, Per Above	$ 17,237

The net capital computed above has been restated to reflect the restatement of amounts due to officer by $36,536 from the $80,985 originally reported and then to exclude the addition of the remaining $44,449 due to officer. The effect of this restatement reduced computed net capital from $61,687 to $17,237.

THIEME SECURITIES, INC.
(An S Corporation)

Computation for Determination of Reserve Requirements
Under Rule 15c-3-3 of the Securities and Exchange Commission

December 31, 2006

The Company has claimed exemption from Rule 15c-3-3 under the provisions of Section(k)(2) (ii).

THIEME SECURITIES, INC.
(An S Corporation)

Information Relating to Possession or Control Requirements Under Rule 15c-3-3 of the Securities and Exchange Commission

December 31, 2006

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.



Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

Thieme Securities, Inc
370 Lexington Avenue
New York, New York

In planning and performing our audit of the financial statements of Thieme Securities, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



Associated worldwide with JHI

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Thieme Securities, Inc. as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated November 2, 2007.

The Company's financial statements as originally filed included $36,536 of expenses incorrectly allocated to the Company rather than to affiliated entities. The expenses were recorded as a result of auditor proposed adjustments, principally based on an estimate contained in a confirmation from a third party attorney.

The Company's management states that, because of the submission of the proposed adjustments at a very late hour, relative to the filing deadline, it was not in a position to seriously challenge the adjustments, particularly the attorney estimate which resulted from miscommunication between the Company, the auditor and the attorney that resulted in the attorney including his fees for all related entities. The Company notes that it has engaged a new FINOP in 2007. The FINOP will be asked to help avoid similar problems in the future by monitoring that there is better and timelier communication among management, auditors and confirming parties.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA (formerly NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woodbury, NY
November 2, 2007

Marks Paneth & Shron LLP

END